Prudential Investment Portfolios 5
655 Broad Street
Newark, New Jersey 07102

December 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Prudential Investment Portfolios 5

Securities Act File No. 333-09439

Withdrawal of Post-Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Prudential Investment Portfolios 5 (the “Trust”) hereby respectfully requests that Post-Effective Amendment No. 41 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed on September 22, 2016, Accession No. 0000067590-16-002505, be withdrawn.

In making this request for withdrawal, the Trust confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at 973-802-5032.

Very truly yours,

PRUDENTIAL INVESTMENT PORTFOLIOS 5

By: /s/ Claudia DiGiacomo

Claudia DiGiacomo, Assistant Secretary

cc: Alberto Zapata, Division of Investment Management